Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F for the fiscal year ended December 31, 2013 of Hydrogenics Corporation (the “Company”) as filed with the US Securities and Exchange Commission (the “Commission”) on the date hereof (the “Report”) and pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Daryl Wilson, President and Chief Executive Officer of the Company, certify, that:

          (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

          (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Daryl Wilson
Name:	Daryl Wilson
Title:	President and Chief Executive Officer

Date: March 7, 2014

A signed original of this written statement required by Section 906 has been provided to Hydrogenics Corporation and will be retained by Hydrogenics Corporation and furnished to the Securities and Exchange Commission or its staff upon request.